Exhibit 21.1

The following is a list of the current subsidiaries of Alight, Inc.:

Company	Incorporation
Acrobat SPAC Merger Sub, Inc.	Delaware

Acrobat Blocker 1 Corp.	Delaware

Acrobat Blocker 2 Corp.	Delaware

Acrobat Blocker 3 Corp.	Delaware

Acrobat Blocker 4 Corp.	Delaware